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                           UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                            SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. _____ )*


                       DDL Electronics. Inc.
                ---------------------------------
                         (Name of Issuer)

                   Common Stock (Par value $.01)
                 ---------------------------------
                   (Title of Class of Securities)

                            233167 105
                        -----------------
                          (CUSIP Number)

Gregory L. Horton, 2151 Anchor Court, Newbury Park, CA 91320 (805)376-2595
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   (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications)

                           January 12, 1996
         ------------------------------------------------------
         (Date of Event which Requires Filing or this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                          Schedule 13D

CUSIP No. 233167 105

1.   Name of reporting person

      Gregory L. Horton

2.  Check the appropriate box if a member of a group  (a)[ ]  (b)[ ]

3.  SEC use only.

4.  Source of funds.

      PF

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or place of organization

      U.S. Citizen

7. Number of shares beneficially owned by each reporting person with sole voting power

      1,000,000

8. Number of shares beneficially owned by each reporting person with shared voting power

      Not applicable

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

      1,000,000

10. Number of shares beneficially owned by each reporting person with shared dispositive power

      Not applicable

11. Aggregate amount beneficially owned by each reporting person.

      1,000,000

12. Check box if the aggregate amount in Row 11 excludes certain shares [ ]

13. Percent of class presented by amount in Row 11

      5.3%

14. Type of reporting person

      IN

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Item 1. Security and Issuer

This schedule relates to shares of common stock, $.01 par value ("Common Stock") of DDL Electronics, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 2151 Anchor Court, Newbury Park, CA 91320.

Item 2. Identity and Background.

       (a) The name of the person filing this schedule is Gregory L.
           Horton.

       (b) Mr. Horton's address is 2151 Anchor Court, Newbury Park, CA
           91320.

       (c) Mr. Horton's present principal occupation is President and Chief Executive Officer of the Company, whose principal executive offices are located at 2151 Anchor Court, Newbury Park, CA 91320.

       (d) During the past five years, Mr. Horton has not been convicted in any criminal proceeding.

       (e) During the past five years, Mr. Horton has not been a party to civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Mr. Horton is a citizen of the United States


Item 3. Source and Amount of Funds or Other Consideration.

Mr. Horton acquired the shares covered by this filing in exchange for his ownership interest in SMTEK, Inc., a privately held electronics contract manufacturing company which was acquired by the Company on January 12, 1996 pursuant to the Agreement for Purchase of Shares dated October 6, 1995. Mr. Horton was and continues to be the President and Chief Executive Officer of SMTEK, Inc.

Item 4. Purpose of Transaction

The purpose of this transaction was to finance in part the acquisition of SMTEK, Inc. by the Company, as further described in the Form 8-K dated January 29, 1996 filed by DDL Electronics, Inc., pursuant to the Agreement for Purchase of Shares dated October 6, 1995. In connection with this acquisition, Mr. Horton was appointed President and Chief Executive Officer of the Company.

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Item 5. Interest in Securities of the Issuer

      (a) Mr. Horton is the owner and holder of record of 1,000,000 shares of Common Stock representing in the aggregate 5.3% of such class.

      (b) Mr. Horton has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,000,000 shares of Common Stock.

      (c) Mr. Horton effected the following transactions in the shares of Common Stock during the past 60 days:

               On January 12, 1996, he acquired 1,000,000 shares of Common Stock in exchange for his ownership interest in SMTEK, Inc.

      (d) Not applicable.

      (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 6, 1995, the Company entered into the Agreement for Purchase of Shares dated October 6, 1995 to purchase 100% of SMTEK's outstanding shares. The acquisition was consummated on January 12, 1996. Mr. Horton's ownership interest was acquired for 1,000,000 shares of Common Stock. The ownership interests of the other SMTEK shareholders were acquired for cash payments by the Company in the aggregate amount of approximately $6.8 million.


Item 7. Material to Be Filed as Exhibits.

Agreement for Purchase of Shares dated October 6, 1995 between DDL Electronics, Inc., as buyer, and the shareholders of SMTEK (incorporated by reference to Exhibit No. 99.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on January 29, 1996).


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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, information set forth in this statement is true, complete and correct.

  March 8, 1996                   /s/ Gregory L. Horton
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     Date                                Signature

                                Gregory L. Horton
                                President and Chief Executive Officer
                                DDL Electronics, Inc.
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                                         Name/Title